

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

September 6, 2012

<u>**Via Email**</u>
Francis J. Harding
Chief Financial Officer
NextWave Wireless Inc.
12264 El Camino Real, Suite 305
San Diego, CA 92130

Re: NextWave Wireless Inc.
　　　　 Preliminary Proxy Statement filed on Schedule 14A
　　　　 Filed on August 17, 2012
　　　　 File No. 001-33226

Dear Mr. Harding:

　　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　/s/ Celeste M. Murphy for

　　　　　　　　　　　　　　　　　Larry Spirgel
　　　　　　　　　　　　　　　　　Assistant Director